UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 8, 2022

MURPHY CANYON ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41245	87-3272543
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4995 Murphy Canyon Road, Suite 300

San Diego, CA 92123

(Address of principal executive offices, including zip code)

760-471-8536

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	MURFU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	MURF	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	MURFW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement

On November 8, 2022, Murphy Canyon Acquisition Corp., a Delaware corporation (“MURF”), entered into an agreement and plan of merger (the “Merger Agreement”) by and among MURF, Conduit Pharmaceuticals Limited, a Cayman Islands exempted company (“Conduit”) and Conduit Merger Sub, Inc., a Cayman Islands exempted company and a wholly owned subsidiary of MURF (“Merger Sub”). MURF and Merger Sub are sometimes referred to collectively as the “MURF Parties.” Pursuant to the Merger Agreement, a business combination between MURF and Conduit will be effected through the merger of Merger Sub with and into Conduit, with Conduit surviving the merger as a wholly owned subsidiary of MURF (the “Merger”). Upon the closing of the Merger (the “Closing”), it is anticipated that MURF will change its name to “Conduit Pharmaceuticals Inc.” The board of directors of MURF has (i) approved and declared advisable the Merger Agreement, the Ancillary Agreements (as defined in the Merger Agreement) and the transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related transactions by the stockholders of MURF.

The Merger is expected to be consummated in the first quarter of 2023, following the receipt of the required approval by the stockholders of MURF and the shareholders of Conduit and the satisfaction of certain other customary closing conditions.

Merger Consideration

The total consideration to be paid at Closing (the “Merger Consideration”) by MURF to the Conduit shareholders will be six hundred and fifty million dollars ($650,000,000) and will be payable in shares of Class A common stock, par value $0.0001 per share, of MURF (“MURF Common Stock”). The number of shares of MURF Common Stock to be paid to the shareholders of Conduit as Merger Consideration will be 65,000,000, with each share being valued at $10.00. All cash proceeds remaining in the trust will be used to pay transaction costs and as growth capital for MURF.

At the signing of the Merger Agreement, there were 2,000 ordinary shares, with a par value of GBP0.0001 per share (the “Conduit Ordinary Shares”), issued and outstanding. Each Conduit Ordinary Share issued and outstanding, and all convertible debt issued and outstanding, immediately prior to the consummation of the Merger (other than any dissenting shares) shall be exchanged for and otherwise converted into the right to receive the applicable Merger Consideration per share pursuant to the Merger Agreement. The effective date and time of the Merger is referred to in the Merger Agreement as the effective time (the “Effective Time”).

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Conduit with respect to, among other things: (i) corporate existence and power; (ii) organizational documents; (iii) capitalization; (iv) authorization to enter into the Merger Agreement and related transactions; (v) no conflicts and non-contravention; (vi) permits and compliance; (vii) financial statements; (viii) no undisclosed liabilities; (ix) absence of certain changes; (x) absence of litigation; (xi) employee benefit plans; (xii) labor matters; (xiii) real property and title to assets; (xiv) intellectual property; (xv) taxes; (xvi) environmental matters; (xvii) material contracts; (xviii) customers and suppliers; (xix) insurance; (xx) internal controls; (xxi) accuracy of statements; (xxii) COVID-19 matters; (xxiii) delivery of support agreement; (xxiv) board approval; (xxv) brokers and finders’ fees; (xxvi) takeover laws; (xxvii) international trade matters and anti-bribery compliance; (xxiii) that Conduit is not an investment company; (xxix) withholding; (xxx) exclusivity of representations and warranties; and (xxxi) full disclosure.

The Merger Agreement contains customary representations and warranties of the MURF Parties with respect to, among other things: (i) corporate existence and power; (ii) organizational documents; (iii) capitalization; (iv) authorization to enter into the Merger Agreement and related transactions; (v) no conflicts and non-contravention; (vi) compliance; (vii) MURF publicly filed documents and financial statements; (viii) absence of certain changes; (ix) absence of litigation; (x) board approval; (xi) no prior operations of Merger Sub; (xii) amount in the trust account; (xiii) employees; (xiv) taxes; (xv) listing of MURF securities; (xvi) that MURF is not an investment company; (xvii) statements in public filings; (xviii) contracts; (xix) brokers and finders’ fees; (xx) delivery of support agreement; (xxi) MURF and Merger Sub’s investigation and reliance; and (xxii) full disclosure.

All representations and warranties by all parties terminate upon the Effective Time, and no representations, warranties, covenants, obligations or other agreements contained in the Merger Agreement survive the Effective Time.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, access to information, cooperation in the preparation of the Registration Statement on Form S-4 (the “Registration Statement”) and Proxy Statement (as each such term is defined in the Merger Agreement) required to be filed in connection with the Merger and to obtain all requisite approvals of MURF’s stockholders. MURF has also agreed to include in the Proxy Statement the recommendation of its board that its stockholders approve all of the proposals to be presented at the special meeting of MURF’s stockholders that will be called in order to approve the Merger and related transactions (the “MURF Special Meeting”).

Conduct between Signing and Closing

Each of MURF and Merger Sub has agreed that from the date of the Merger Agreement until the Closing Date or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, it will not initiate, encourage or engage in any negotiations with any party relating to an alternative transaction, take any action intended to facilitate an alternative transaction or approve, recommend or enter into any agreement relating to an alternative transaction. MURF and Conduit also have agreed, subject to certain exceptions, to operate their respective companies in the ordinary course through the Closing Date.

Conditions to Closing

The consummation of the Merger is conditioned upon, among other things, (i) the absence of any applicable law or order that makes the transactions contemplated by the Merger Agreement illegal or otherwise prohibits consummation of such transactions; (ii) the Registration Statement becoming effective under the Securities Act of 1933, as amended (the “Securities Act”); (iii) the approval by MURF’s stockholders of the Merger and related transactions; (iv) the approval by Conduit’s shareholders of the Merger and related transactions; (v) the aggregate cash available to MURF at the Closing (after giving effect to any redemptions by MURF’s stockholders and the payment of all authorized transaction expenses) being at least $27,000,000; (vi) all Ancillary Agreements having been executed by all parties thereto; and (vii) all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other governmental authority having been completed and cleared.

Solely with respect to the MURF Parties, the consummation of the Merger is conditioned upon, among other things: (i) Conduit having duly performed or complied with all of its obligations under the Merger Agreement in all material respects; (ii) the representations and warranties of Conduit being true and correct in all material respects; (iii) no event having occurred that would result in a Company Material Adverse Effect (as defined in the Merger Agreement); (iv) Conduit providing MURF a certificate from an authorized officer of Conduit as to the accuracy of the foregoing conditions; (v) after giving effect to the Merger, MURF shall have at least $5,000,001 in net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); (vi) MURF and Conduit having cooperated in good faith to negotiate and execute new employment agreements with David Tapolczay and Adam Sragovicz, the current Chief Financial Officer and a director of MURF; and (vii) certain intellectual property having been assigned to Conduit UK Management Ltd, an entity that will be a wholly-owned subsidiary of Conduit as of the consummation of the Merger.

Solely with respect to Conduit, the consummation of the Merger is conditioned upon, among other things: (i) the MURF Parties having duly performed or complied with all of their obligations under the Merger Agreement in all material respects; (ii) the representations and warranties of the MURF Parties being true and correct in all material respects; (iii) no event having occurred that would result in an Murphy Material Adverse Effect (as defined in the Merger Agreement; and (iv) each of the MURF Parties providing Conduit a certificate from an authorized officer as to the accuracy of the foregoing conditions.

Termination

The Merger Agreement may be terminated as follows:

(i)	By the mutual consent of MURF and Conduit;

(ii)	by MURF, if any of the representations or warranties of Conduit set forth in the Merger Agreement is not true and correct, or if Conduit has failed to perform any covenant or agreement set forth in the Merger Agreement (including an obligation to consummate the Merger), in each case such that the conditions to closing would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by MURF) by the earlier of (i) the Outside Date (as defined below) or (ii) 20 days after written notice thereof is delivered to Conduit; provided, however that MURF is not then in material breach of any representation, warranty, covenant, or obligation in the Merger Agreement, which breach has not been cured;

(iii)	by Conduit, if any of the representations or warranties of MURF or Merger Sub set forth in the Merger Agreement is not true and correct, or if MURF or Merger Sub has failed to perform any covenant or agreement set forth in the Merger Agreement (including an obligation to consummate the Merger), in each case such that the conditions to closing would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by Conduit) by the earlier of (i) the Outside Date or (ii) 20 business days after written notice thereof is delivered to MURF; provided, however that Conduit is not then in material breach of any representation, warranty, covenant, or obligation in the Merger Agreement, which breach has not been cured;

(iv)	by either MURF or Conduit:

(A) on or after May 31, 2023 (the “Outside Date”), if the Merger has not been consummated prior to the Outside Date; provided, however, that this right to terminate the Merger Agreement will not be available to a party if the failure of the Merger to have been consummated before the Outside Date was due to such party’s breach of or failure to perform any of its covenants or agreements set forth in the Merger Agreement; or;

(B) if any applicable law or order that makes the transactions contemplated by the Merger Agreement illegal or otherwise prohibits consummation of such transactions becomes final and non-appealable;

(C) if MURF has not received approval from its stockholders of the Merger and related transactions at the MURF Special Meeting;

(v)	by MURF if the Conduit shareholders’ written consent approving the Merger and related transactions have not have been obtained within 10 business days after the date of the Merger Agreement;

(vi)	by MURF if there is a Conduit Material Adverse Effect; and

(vii)	by Conduit if there is a Murphy Material Adverse Effect.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K (this “Form 8-K”), and incorporated herein by reference.

Certain Related Agreements

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, Murphy Canyon Acquisition Sponsor LLC (“Sponsor”) and MURF entered into a certain Sponsor Support Agreement dated November 8, 2022 (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to vote all shares of MURF Common Stock beneficially owned by it, including any additional shares of MURF it acquires ownership of or the power to vote, in favor of the Merger and related transactions.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is filed as Exhibit 10.3 to this Form 8-K, and the terms of which are incorporated herein by reference.

Shareholder Support Agreement

Concurrently with the execution of the Merger Agreement, MURF, Conduit, and certain shareholders of Conduit (the “Conduit Shareholders”) entered into a certain Shareholder Support Agreement dated November 8, 2022 (the “Shareholder Support Agreement”), pursuant to which the Conduit Shareholders agreed to vote all Conduit Ordinary Shares beneficially owned by them, including any additional shares of Conduit they acquire ownership of or the power to vote, in favor of the Merger and related transactions.

The foregoing description of the Shareholder Support Agreement is qualified in its entirety by reference to the full text of the Shareholder Support Agreement, a copy of which is filed as Exhibit 10.4 to this Form 8-K, and the terms of which are incorporated herein by reference.

Subscription Agreement

In connection with the transactions contemplated by the Merger Agreement, MURF entered into a Subscription Agreement (the “Subscription Agreement”) with an investor (the “Private Placement Investor”). Pursuant to the Subscription Agreement, the Private Placement Investor has agreed to purchase $27 million (the “Private Placement”) units of MURF (the “Units”), with each Unit consisting of (i) one share of MURF Common Stock and (ii) one warrant to purchase one share of Class A Common Stock (each, a “Warrant”), for a purchase price of $10.00 per Unit (the “Purchase Price”) in the Private Placement. The Subscription Agreement contains registration rights, pursuant to which within fifteen (15) business days after the closing of the Private Placement, MURF will use reasonable best efforts to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement registering the resale of shares of MURF Common Stock included in the Units and the shares of MURF Common Stock issued and issuable upon exercise of the Warrants. The closing of the Private Placement is conditioned on there not being a suspension of the qualification of MURF Common Stock for offering or sale or trading in any jurisdiction, or the initiation or threatening of any legal proceeding, no legal prohibitions to consummate the Merger, and all conditions precedent to the closing of the Merger set forth in the Merger Agreement having been satisfied or waived.

The Warrant will be exercisable for a period of five years after the completion of the Merger and will have an exercise price of $11.50 per share, subject to adjustment as set forth in the Warrant for stock splits, stock dividends, recapitalizations and similar customary adjustments. The Private Placement Investor may exercise each Warrant on a cashless basis if the shares of MURF Common Stock underlying the Warrants are not then registered pursuant to an effective registration statement. The Private Placement Investor have contractually agreed to restrict its ability to exercise the Warrants such that the number of shares of the MURF Common Stock held by the Private Placement Investor and its affiliates after such exercise does not exceed the beneficial ownership limitation set forth in the Warrant which may not exceed 4.99% of then issued and outstanding shares of MURF Common Stock.

The foregoing descriptions of the Subscription Agreement and Warrant are qualified in their entirety by reference to the forms of the Subscription Agreement and Warrant, copies of which are filed as Exhibit 10.1 and Exhibit 4.1, respectively, to this Form 8-K, and the terms of which are incorporated herein by reference.

Lock-Up Agreements

In connection with the Merger Agreement, certain shareholders of Conduit entered into Lock-Up Agreements (the “Lock-Up Agreements”) with MURF, pursuant to which, among other things, each agreed that it will not, and will cause any of its Permitted Transferees (as defined therein) not to, transfer any Restricted Securities (as defined therein) during the Lock-Up Period (as defined therein).

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 10.2 to this Form 8-K, and the terms of which are incorporated herein by reference.

Important Information About the Proposed Business Combination and Where to Find It

This Form 8-K relates to a proposed business combination transaction among the parties referred to above and herein as the Merger. A full description of the terms of the Merger will be provided in the Registration Statement that MURF intends to file with the SEC that will include a prospectus of MURF with respect to the securities to be issued in connection with the proposed Merger and a proxy statement of MURF with respect to the solicitation of proxies for the special meeting of stockholders of MURF to vote on the Merger. Each of MURF and Conduit urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about MURF, Conduit and the Merger. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to stockholders of MURF as of a record date to be established for voting on the Merger. Once available, MURF stockholders and other interested persons will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus included therein, and other documents filed with the SEC, without charge, on the SEC’s website at www.sec.gov or by directing a request to Murphy Canyon Acquisition Corp., 4995 Murphy Canyon Road, Suite 300, San Diego, California, 92123.

Participants in Solicitation

MURF, Conduit and their respective directors and executive officers may be deemed participants in the solicitation of proxies of MURF’s stockholders in respect of the proposed Merger. MURF’s stockholders and other interested persons may obtain more detailed information about the names and interests of these directors and officers of MURF (and as applicable, Conduit) in the Merger as set forth in MURF’s final prospectus relating to its initial public offering, dated February 2, 2022, which was filed with the SEC on February 4, 2022, and in filings with the SEC, including when filed, the Registration Statement and the accompanying proxy statement/prospectus. These documents can be obtained free of charge from the sources specified above and at the SEC’s web site at www.sec.gov.

This communication does not contain all the information that should be considered concerning the Merger and is not intended to form the basis of any investment decision or any other decision in respect of the Merger. Before making any voting or investment decision, investors and security holders are urged to read the Registration Statement and accompanying proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.

No Offer or Solicitation

This Form 8-K is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Merger. This Form 8-K is not an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an exemption therefrom.

Forward-Looking Statements

This Form 8-K, exhibits hereto and information incorporated by reference herein, contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Merger. All statements other than statements of historical facts contained in this Form 8-K, including statements regarding MURF’s or Conduit’s future results of operations and financial position, the amount of cash expected to be available to Conduit after the closing and giving effect to any redemptions by the MURF’s stockholders, Conduit’s business strategy, prospective product candidates, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated product candidates, and expected use of proceeds, are forward-looking statements. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the occurrence of any event, change or other circumstances that could give rise to the termination of the BCA; the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of MURF’s securities; the inability to complete the Merger and transactions contemplated thereby (the “Transactions”), including due to failure to obtain approval of the stockholders of MURF or other conditions to closing in the BCA; the inability to obtain or maintain the listing of MURF’s securities on Nasdaq following the Transactions; the risk that the Transactions disrupt current plans and operations of Conduit as a result of the announcement and consummation of the Transactions; the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; the risks that Conduit’s product candidates in development fail clinical trials or are not approved by the U.S. Food and Drug Administration or other applicable authorities; costs related to the Transactions; changes in applicable laws or regulations; the possibility that MURF or Conduit may be adversely affected by other economic, business, and/or competitive factors; potential redemptions of MURF’s public stockholders; and other risks and uncertainties to be identified in the Registration Statement and accompanying proxy statement/prospectus (when available) relating to the Transactions, including those under the section titled “Risk Factors” therein, and in other filings with the SEC made by MURF. Moreover, MURF and Conduit operate in very competitive and rapidly changing environments. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond MURF’s and Conduit’s control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and except as required by law. MURF and Conduit assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither MURF nor Conduit gives any assurance that either MURF or Conduit or the combined company will achieve its expectations.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Form 8-K under the heading “Subscription Agreement” is incorporated by reference herein. The securities issuable in connection with the Private Placement will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
2.1	Merger Agreement dated as of November 8, 2022, by and among Murphy Canyon Acquisition Corp., Conduit Merger Sub, Inc. and Conduit Pharmaceuticals Limited
4.1	Form of Warrant
10.1	Form of Subscription Agreement
10.2	Form of Lock-Up Agreement
10.3	Sponsor Support Agreement dated as of November 8, 2022, by and among Murphy Canyon Acquisition Corp. and each of the Persons set forth on Schedule I attached thereto
10.4	Shareholder Support Agreement dated as of November 8, 2022, by and among Murphy Canyon Acquisition Corp., Conduit Pharmaceuticals Limited and each of the Persons set forth on Schedule I attached thereto.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

November 14, 2022	Murphy Canyon Acquisition Corp.

	By:	/s/ Jack K. Heilbron
	Name:	Jack Heilbron
	Title:	Chief Executive Officer